

Mail Stop 3561

February 1, 2018

Mr. Andrew J. Littlefair
President and Chief Executive Officer
Clean Energy Fuels Corp.
4675 MacArthur Court, Suite 800
Newport Beach, CA 92660

   Re: Clean Energy Fuels Corp.
      Form 10-K for Fiscal Year Ended December 31, 2016
      Filed March 7, 2017
      File No. 001-33480

Dear Mr. Littlefair:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Jennifer Thompson

        Jennifer Thompson
        Accounting Branch Chief
        Office of Consumer Products